SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                    GPU, INC.
             (Exact name of registrant as specified in its charter)

      Pennsylvania                                 13-5516989
--------------------------------------   --------------------------------

 (State of incorporation                        (I.R.S. Employer
    or organization)                           Identification No.)

   300 Madison Avenue
 Morristown, New Jersey                            07962-1957
--------------------------------------   --------------------------------
  (Address of principal                            (Zip Code)
   executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so            Name of each exchange on which
registered
----------------------------            each class is to be registered
                                        ------------------------------
Common Stock Purchase Rights            New York Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)



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Item 1.     Description of Securities to be Registered.
            -------------------------------------------

            On August 6, 1998, the Board of Directors of GPU, Inc. (the "Company") declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of Common Stock, par value $2.50 per share, of the Company (the "Common Stock"). The distribution is payable to the holders of record of the Common Stock as of the close of business on the tenth business day following the first public announcement by the Company of receipt of approval of the dividend by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (the "Record Date"). Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one-tenth of a share of Common Stock at a price of $12 per one-tenth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. A copy of the Rights Agreement is attached as an exhibit hereto and is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement.

            Until the earlier to occur of (i) a public announcement that, without the prior consent of the Board of Directors of the Company, a person or group, including any affiliates or associates of such person or group (an "Acquiring Person"), acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Stock (the "Stock Acquisition Date") or (ii) ten business days (or such later date as the Board may determine) following the commencement or announcement of an intention (which is not subsequently withdrawn) to make a tender offer or exchange offer which would result in any person or group (and related persons) having beneficial ownership of 10% or more of the outstanding Common Stock without the prior consent of the Board of Directors (the earlier of such dates being called the "Distribution Date"), the Rights will be attached to all Common Stock certificates and will be evidenced by the Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stocks will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificates outstanding as of the Record Date, even without such a notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

            The Rights are not exercisable until the Distribution Date. The Rights will expire on August 6, 2008, unless earlier redeemed by the Company as described below.

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


            In the event that any person becomes an Acquiring Person, each holder of a Right generally will thereafter have the right for a 60 day period after the later of the date of such event and the effectiveness of an appropriate registration statement (or such other longer period set by the Board of Directors) to receive upon exercise of the Right that number of Common Stock (or, under certain circumstances, other securities) having an average market value during a specified time period (immediately prior to the occurrence of a Person becoming an Acquiring Person) of two times the then current Purchase Price (such right being called the "Subscription Right"). Notwithstanding the foregoing, following the occurrence of a Person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person or any affiliate or associate thereof will be null and void. In addition, the Board of Directors of the Company may, at its option, at any time following the Stock Acquisition Date and prior to the time an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, exchange all or part of the then outstanding Rights (other than Rights beneficially owned by an Acquiring Person or its affiliates or associates, which Rights have become void) for shares of Common Stock at an exchange ratio equal to the lesser of (i) three shares of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar occurrence, and (ii) a pro rata portion of the total number of shares of Common Stock then available for issuance (such exchange ratio, the "Exchange Ratio"). Immediately upon such action by the Board of Directors, the right to exercise the exchanged Rights with respect to the Subscription Right will terminate and each such Right with respect to the Subscription Right will thereafter represent the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

            In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (except a Right voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right or the Right was exchanged in lieu of the Subscription Right.

            The Purchase Price  payable,  the number of Rights and the number of
Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock,

(ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for Common Stock or certain convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings and dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above.)

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

            At any time prior to the earlier to occur of (i) the close of business on the Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Stock Acquisition Date and the expiration of the period during which the Subscription Right is exercisable, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike but not involving an Acquiring Person (or any person who was an Acquiring Person) or its affiliates or associates. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

            Except as set forth above, the terms of the Rights may be amended by the Board of Directors of the Company (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights (including the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors.

            The form of Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., specifying the terms of the Rights, Exhibit A thereto -- the Form of Rights Certificate -- and Exhibit B thereto -- the Summary of Rights to Purchase Stock -- are attached hereto as Exhibit 1 and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the Rights Agreement.



Item 2.                        Exhibits.

      1 Form of Rights Agreement (the "Rights Agreement") dated as of August 18, 1998 between GPU, Inc. and ChaseMellon Shareholder Services, L.L.C. which includes, as Exhibit A thereto, the form of Rights Certificate.

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
                                    GPU, INC.




                              By:
                                   ----------------------------
                                    T. G. Howson
                                    Vice President and Treasurer

Date:  October 16, 1998



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